Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ETGMF

UPDATE ON PRIVATE PLACEMENT AND PROPERTY ACQUISITIONS

Vancouver, British Columbia, Nov 18, 2005 (PRIMEZONE)—Entourage Mining Ltd. (the “Company”) (OTCBB: ETGMF) announces that further to the Company’s news release dated October 28, 2005, its private placement has closed at USD $800,000. The Company had previously received checks in the amount of $1,050,000 and had closed in escrow awaiting receipt of funds. However, one investor did not complete as planned and the Company decided to close with the lesser amount.

The private placement, consisting of 5,333,333 units of the Company’s share capital (each unit to consist of one common share and one share purchase warrant, each warrant entitling the holder to purchase an additional share for two years at an exercise price of $0.25 USD per share) were made to four placees who are “accredited investors” as that term is defined in Canada for Canadian residents and in the United States for United States residents. Shares issued as part of the units and upon exercise of underlying warrants will be subject to various resale restrictions including a four-month legend restricting resale of the shares in Canada. The shares have not been registered under the Securities Act of 1933 for resale in the United States. A finder’s fee of 200,000 shares (6%) will be paid to a private individual on a portion of the private placement.

The closing of the private placement was a condition of a number of mineral property acquisitions (the “Agreements”) that the Company announced on October 20, 2005. All parties involved in the Agreements have agreed that the Agreements can proceed although the Company raised only USD $800,000 and not the USD $1,050,000 originally planned.

The closing of the private placement allows the Company to proceed with the issuance of 53,888,888 shares in the Company’s capital stock pursuant to the terms of the Agreements. Of those shares, 50,000,000 (the “CMKM Shares”) will be forwarded to the CMKM Task Force (the “Task Force”), a group appointed by CMKM, for distribution to the CMKM shareholders. The Company is awaiting registration instructions from the Task Force so that the Company can instruct its trust and transfer agent on the issuance of the shares.

The Company is not responsible for the distribution of the 50,000,000 shares to the CMKM shareholders. While the Company will act to facilitate the distribution provided that all applicable securities law, rules and regulations are complied with in the distribution, it makes no representations to any shareholder of CMKM that the distribution of the 50,000,000 shares of Entourage will be accomplished by the Task Force.

Telephone: 604-669-4367	Cell: 250-216-2299	Facsimile: 604-669-4368
Email: info@entouragemining.com

Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ETGMF

Under the terms of the Agreements, there is no right to vote the CMKM Shares until such time as they are distributed to the CMKM shareholders, assuming that this occurs. The Company has been advised by CMKM that former CMKM President Urban Casavant will not receive any of the CMKM Shares and has further been advised that he will not receive any shares issued as part of the private placement. Both he and the Task Force have been advised to seek legal advice as to what, if any, reporting requirements may arise as a result of the issuance of the CMKM Shares.

AMENDMENT TO SMEATON LAKE AGREEMENT

The Company has requested, and received, an amendment to the agreement between the Company and 101047025 Saskatchewan Ltd. wherein the Company’s work commitment on the Smeaton Lake-Forte a la Corne- Green Lake diamond prospects has been reduced from $5 million to $2.5 million (all amounts in CDN dollars) over the five year term of the agreement. The Company requested this reduction in part in light of its reduced private placement proceeds.

CLOSING COMMENTS

In closing the Agreements and the private placement, Company President, Gregory Kennedy states: “the complexity of the various property agreements announced on October 20, 2005, the attendant regulatory and legal complexities, the failure of one investor to complete the private placement and the need for all parties to sign off on amendments to the Agreements took more time than anticipated resulting in a delay in final closing.”

The Company anticipates forwarding part of the private placement funds to United Carina and 101047025 Saskatchewan Ltd. for the purposes of commencing exploration on the properties and will announce any exploration plans and the amounts of forwarded funds once further information is available.

The Company has not effected a takeover or a merger of CMKM Diamonds Inc. although it has, through the issuance of the CMKM Shares, either purchased or settled CMKM’s interest, if any, in the properties which are the subject of the Agreements.

The Company recognizes that many CMKM shareholders wish to be made aware of the Company’s progress and, as a result of this, Entourage has agreed to allow the forwarding of the CMKM Diamonds Inc. website inquiries to the Entourage website.

The Company will be making available, both on SEDAR and on EDGAR, the full text of the Agreements and amendments thereto.

Telephone: 604-669-4367	Cell: 250-216-2299	Facsimile: 604-669-4368
Email: info@entouragemining.com

Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ETGMF

The Company regrets that it is unable to respond to all of the telephone inquiries it is receiving and invites individuals seeking additional information to email the Company at info@entouragemining.com. Individuals without email or Internet may call Craig Doctor at 604-278-4656 for additional information or visit the Company website at www.entouragemining.com.

On behalf of the Board

“Gregory Kennedy”

Gregory Kennedy
President

Forward Looking Statements

Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.’s operations. These and other risks are described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Telephone: 604-669-4367	Cell: 250-216-2299	Facsimile: 604-669-4368
Email: info@entouragemining.com